Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com http://www.novartis.com
FINANCIAL RESULTS   •   RÉSULTATS FINANCIERS   •   FINANZERGEBNISSE

Novartis delivered solid Q1 despite Gleevec loss of exclusivity; investing behind new launches for long-term growth
•	Net sales up 1% (cc1), as Growth Products offset Gleevec impact
o	Growth Products[2] grew 24% (USD) to USD 3.9 billion, or 34% of Group net sales
o	Cosentyx (USD 176 million) continues to grow strongly, benefitting from long-term efficacy data for psoriasis and new launches in AS and PsA[3]
o	Entresto (USD 17 million) launch continues to accelerate in EU, field force ramping up in US
•	Core[1] operating income declines (-5% cc), driven by generic erosion and growth investments
o	Marketing & Sales expense up 1.1 percentage points to 23.6% of sales behind new launches
o	Core operating income margin declined 1.8 percentage points (cc)
o	Core EPS of USD 1.17, down 5% (cc)
o	Free cash flow[1] of USD 1.4 billion
•	Continued to build the pipeline in Q1
o	Afinitor received FDA approval for progressive, nonfunctional GI/lung NET
o	New analysis of PARADIGM-HF data reinforces benefit of Entresto to clinically stable patients
o	Cosentyx data in psoriasis showed superiority to Stelara® in sustaining skin clearance at 52 weeks
o	Acquired exclusive ex-US rights to research, develop and commercialize Jakavi in GVHD
o	Sandoz acquired rights to biosimilar infliximab in Europe
o	Alcon acquired Transcend Medical, strengthening its Surgical glaucoma pipeline
•	Group-wide initiatives and Alcon growth plan on track
o	Transferred operational control for Ophthalmic Pharmaceuticals from Alcon to Pharmaceuticals Division and selected mature products from Pharmaceuticals Division to Sandoz
o	Alcon growth plan on track, with steps taken to accelerate innovation and sales, strengthen customer relationships and improve basic operations
o	Centralization of manufacturing and integration of drug development on track for July 1, 2016 implementation; expected annual cost savings of USD 1 billion by 2020 confirmed
•	2016 Outlook confirmed:
o	Net sales and core operating income expected to be broadly in line with prior year (cc)

Key figures[1]	Continuing operations[4]
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Net sales	11 600	11 935	-3	1
Operating income	2 451	2 785	-12	-5
Net income	2 011	2 306	-13	-4
EPS (USD)	0.85	0.96	-11	-3
Free cash flow	1 362	1 465	-7
Core
Operating income	3 261	3 651	-11	-5
Net income	2 788	3 199	-13	-6
EPS (USD)	1.17	1.33	-12	-5

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 39 of the Condensed Interim Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
2 Growth Products are defined on page 2.
3 Ankylosing spondylitis (AS) and psoriatic arthritis (PsA).
4 Refers to continuing operations, defined on page 32 of the Condensed Interim Financial Report.

Basel, April 21, 2016 — Commenting on the results, Joseph Jimenez, CEO of Novartis, said:
“I am pleased we were able to show sales growth in constant currencies despite the entry of a generic version of Gleevec in the US. As expected, our results reflect additional investments behind our new launches and Alcon. We are on track with the plan we outlined in January to further focus our divisions, drive greater innovation and significant synergies and productivity. I remain confident in our long-term growth prospects, underpinned by our strong pipeline and the talent leading our Research and Development functions.”

GROUP REVIEW

Novartis laid out five priorities for 2016: deliver strong financial results; strengthen innovation; improve Alcon performance; capture cross-divisional synergies; and build a higher-performing organization. We made progress in each of these areas in the first quarter.

Financial results

On January 27, 2016, Novartis announced plans to further focus our divisions, integrating businesses that share therapeutic areas to better leverage our development and marketing capabilities. These plans included the transfer of the Ophthalmic Pharmaceuticals franchise from Alcon to the Pharmaceuticals Division, and the transfer of selected mature products from the Pharmaceuticals Division to Sandoz. Operationally, these transfers were completed as of April 1, 2016. The centralization of manufacturing and integration of some drug development functions, also announced on January 27, 2016, are on track for implementation by July 1, 2016.

In compliance with International Financial Reporting Standards (IFRS), Novartis updated its segment financials to reflect the new divisional structure, both for the current and prior year, to aid comparability of year-on-year results. As a result, all comparisons of divisional results from 2016 to 2015 reflect this new divisional structure.

In addition, in 2015, Novartis completed a series of portfolio transformation transactions, including the acquisition of oncology assets from GSK and a 36.5% interest in GSK Consumer Healthcare Holdings, and the divestment of its Vaccines and Animal Health businesses. To reflect these transactions, Novartis reported the Group’s financial results in 2015 as “continuing operations” and “discontinued operations.” All comparisons from 2016 to 2015 are versus continuing operations, unless otherwise noted. See page 32 of the Condensed Interim Financial Report for a full explanation.

First quarter

Continuing operations

Net sales were USD 11.6 billion (-3%, +1% cc) in the first quarter, as volume growth of 7 percentage points more than offset the negative impact of generic competition (-4 percentage points) and pricing (-2 percentage points). Growth Products1 contributed USD 3.9 billion or 34% of net sales, up 24% (USD) over the prior-year quarter.

Operating income was USD 2.5 billion (-12%, -5% cc). Core adjustments amounted to USD 0.8 billion (2015: USD 0.9 billion), with product divestment gains partly offset by amortization of the oncology assets acquired from GSK in Pharmaceuticals.

Core operating income was USD 3.3 billion (-11%, -5% cc). Core operating income margin in constant currencies decreased 1.8 percentage points, mainly due to loss of exclusivity on Gleevec, investments behind new launches and the Alcon growth plan. Currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.5 percentage points in US dollar terms to 28.1% of net sales.

Net income was USD 2.0 billion (-13%, -4% cc), broadly in line with operating income.

EPS was USD 0.85 (-11%, -3% cc), broadly in line with net income.

1 "Growth Products" are an indicator of the rejuvenation of the portfolio, and comprise products launched in a key market (EU, US, Japan) in 2011 or later, or products with exclusivity in key markets until at least 2020 (except Sandoz, which includes only products launched in the last 24 months). They include the acquisition effect of the GSK oncology assets.

Core net income was USD 2.8 billion (-13%, -6% cc), broadly in line with core operating income.

Core EPS was USD 1.17 (-12%, -5% cc), broadly in line with core net income.

Free cash flow was USD 1.4 billion (USD -0.1 billion), broadly in line with the prior-year quarter.

Pharmaceuticals net sales were USD 7.7 billion (-3%, +1% cc) in the first quarter, with volume growth of 9 percentage points. Generic competition had a negative impact of 6 percentage points and pricing had a negative impact of 2 percentage points, both largely due to Gleevec/Glivec genericization in the US. Growth Products generated USD 3.3 billion or 42% of division net sales. These products grew 31% (cc) over the same period last year. The oncology assets acquired from GSK continued to contribute significantly to sales growth in the quarter, as the prior-year period only included one month of sales (due to closing of the transaction on March 2, 2015). Generic impact on the Ophthalmic Pharmaceuticals products transferred from Alcon, mainly Patanol, negatively impacted Pharmaceuticals sales growth in the quarter.

Operating income was USD 2.2 billion (-11%, -4% cc). Core operating income was USD 2.6 billion (-9%, -3% cc). Core operating income margin in constant currencies decreased by 1.5 percentage points, driven by higher production costs and launch investments in Entresto and Cosentyx. Currency had a negative impact of 0.7 percentage points, resulting in a net decrease of 2.2 percentage points to 33.7% of net sales.

Sandoz net sales were USD 2.4 billion (0%, +4% cc) in the first quarter, as volume growth of 11 percentage points more than offset 7 percentage points of price erosion. Global sales of Biopharmaceuticals grew 50% (cc) to USD 214 million, benefitting from the launches of Glatopa in June 2015 and Zarxio in September 2015. Anti-Infectives franchise sales were USD 360 million (-3% cc), reflecting the weak flu season compared to the prior year. The mature products transferred from the Pharmaceuticals Division grew versus prior year (cc), benefitting from four products which were part of the oncology assets acquired from GSK.

Operating income was USD 346 million (+2%, +9% cc). Core operating income was USD 485 million (0%, +6% cc). Core operating income margin in constant currencies increased by 0.5 percentage points, with a positive impact from the mature products and ongoing productivity improvements, and a negative impact from higher M&S investment behind biosimilars and other key products. Currency had a negative impact of 0.5 percentage points, resulting in a core operating income margin of 19.8% of net sales.

Alcon net sales were USD 1.4 billion (-7%, -3% cc) in the first quarter. Surgical sales (-3% cc) were driven by a slowdown in cataract equipment placements, as we progress through the launch cycles for Centurion and LenSx. Cataract consumables delivered growth, more than offsetting a slight decline in intraocular lenses (IOLs). Vision Care performance (-4% cc) was impacted by weaker sales of AirOptix and Dailies AquaComfort Plus in the US, despite continued strong sales of Dailies Total1 globally. Contact lens care declined due to competitive pressure and the continued market shift to daily disposable lenses.

Operating income was USD 31 million (-78%, -52% cc). Core operating income was USD 243 million (-36%, -26% cc), primarily impacted by declining sales and our planned higher spending in M&S behind the growth plan. Core operating income margin in constant currencies decreased by 5.9 percentage points; currency had a negative impact of 2.1 percentage points, resulting in a net decrease of 8.0 percentage points to 17.0% of net sales.

Total Group

For the total Group, net income amounted to USD 2.0 billion compared to USD 13.0 billion in the prior-year period, and basic earnings per share decreased to USD 0.85 from USD 5.40. The decrease was due to the income from discontinued operations, which in the prior-year period included USD 12.8 billion exceptional divestment gains from the portfolio transformation transactions and USD 0.5 billion additional transaction related expenses.

Free cash flow was USD 1.4 billion compared to USD 1.2 billion in the first quarter of 2015.

Key growth drivers

Underpinning our financial results in the first quarter is a continued focus on key growth drivers, including Gilenya, Tasigna, Cosentyx, Tafinlar + Mekinist, Jakavi, Promacta/Revolade and Entresto, as well as Biopharmaceuticals and Emerging Growth Markets.

Growth Products

•
Growth Products, an indicator of the ongoing rejuvenation of our portfolio, contributed 34% of Group net sales in the first quarter, and were up 24% (USD). In Pharmaceuticals, Growth Products contributed 42% of division net sales in the quarter, and sales for these products were up 31% (cc).

•	Gilenya (USD 698 million, +12% cc), our oral MS therapy, grew double-digit in the quarter behind strong volume growth.

•	Tasigna (USD 382 million, +6% cc) continued to grow globally and in the US, despite the entry of a generic version of Gleevec in the US market on February 1, 2016.

•
Cosentyx (USD 176 million), which was launched in the first quarter of 2015 as the first fully human IL-17A inhibitor for the treatment of psoriasis, continued to show strong growth and accelerated uptake in the first quarter of 2016, benefitting from its three approved indications (psoriasis, ankylosing spondylitis and psoriatic arthritis).

•	Tafinlar + Mekinist (USD 150 million) grew as the first approved combination therapy for the treatment of patients with BRAF V600 mutation-positive unresectable or metastatic melanoma.

•	Promacta/Revolade (USD 131 million) performance was driven by continued growth in the chronic immune (idiopathic) thrombocytopenic purpura (ITP) indication worldwide.

•	Jakavi (USD 124 million, +44% cc), an oral JAK inhibitor approved for myelofibrosis and polycythemia vera, continued to grow strongly over the previous-year quarter.

•
Entresto (USD 17 million), our breakthrough treatment for chronic heart failure with reduced ejection fraction, saw formulary access improve in the US. 91% of Medicare patients now have access, with 65% at the lowest branded co-pay by plan. Starting in April, the US field force is being expanded and a direct-to-consumer campaign is being launched. Early experience in Europe has also been encouraging, with better early access and a more rapid uptake. Entresto sales are expected to be approximately USD 200 million for full year 2016.

•
Biopharmaceuticals (which include biosimilars, biopharmaceutical contract manufacturing and Glatopa) grew 50% (cc) to USD 214 million, benefitting from the launches of Glatopa in June 2015 and Zarxio in September 2015.

Emerging Growth Markets

•
Net sales in Emerging Growth Markets – which comprise all markets except the US, Canada, Western Europe, Japan, Australia and New Zealand – grew 5% (cc) in the first quarter, led by Brazil (+17% cc) and Turkey (+19% cc).

Strengthen innovation

The first quarter saw pipeline progress with positive regulatory decisions and significant clinical trial data released. Key developments are included below.

New approvals and positive opinions

•	The FDA approved Afinitor (everolimus) for use in advanced, progressive, nonfunctional neuroendocrine tumors of gastrointestinal or lung origin.

•	Revolade (eltrombopag) received EU approval as a first-in-class therapy for children aged 1 year and above with chronic ITP.

•	The EC approved Exjade (deferasirox) film-coated tablets, which can be swallowed whole, for the same indications as Exjade dispersible tablets.

•	Tafinlar + Mekinist (dabrafenib + trametinib) combination was approved in Japan for the treatment of unresectable melanoma with BRAF mutation.

•	Zykadia (ceritinib) was approved in Japan for the treatment of patients with ALK-positive non-small cell lung cancer.

•	Sandoz received EC approval for the subcutaneous administration of biosimilar Binocrit (epoetin alfa) in the nephrology indication.

Regulatory submissions and filings

•	The EMA accepted Sandoz’s regulatory submission for biosimilar Neulasta® (pegfilgrastim), marking the division’s fifth of 10 planned biosimilar filings through 2017.

Results from important clinical trials and other highlights

•
New data from the head-to-head CLEAR study showed that Cosentyx (secukinumab) remains superior to Stelara® in sustaining skin clearance (PASI 90 to PASI 100) at 52 weeks for adults with moderate-to-severe psoriasis.

•
New analyses from the PARADIGM-HF trial showed Entresto (sacubitril/valsartan) reduces cardiovascular death and heart failure hospitalizations by 20% compared to ACE inhibitor enalapril, regardless of background therapy and in patients considered clinically stable.

•
Results from the ATMOSPHERE trial demonstrated no benefit from adding aliskiren, a renin inhibitor, to enalapril. These results suggest that there could be an efficacy ceiling to the renin-angiotensin system (RAS) blockade, which would further reinforce the superiority of Entresto’s novel mechanism of angiotensin receptor blockade/neprilysin inhibition in improving heart failure outcomes versus maximizing the RAS system alone.

•
Our collaboration and license agreement with Incyte has been amended to grant Novartis exclusive research, development and commercialization rights for Jakavi (ruxolitinib) in graft-versus-host disease (GVHD) outside the US. GVHD is an area of high unmet medical need with no approved treatment options to date.

•
PKC412 (midostaurin) received FDA Breakthrough Therapy designation for newly-diagnosed FLT3-mutated acute myeloid leukemia (AML). Worldwide regulatory submissions for PKC412 are expected to begin in 2016.

•
A Phase IIb/III study evaluating BYM338 (bimagrumab) in sporadic inclusion body myositis did not meet its primary endpoint. Novartis is evaluating the complete dataset to inform decisions regarding ongoing development of bimagrumab.

•
Sandoz acquired the rights for development and commercialization of biosimilar Remicade® (infliximab) in the European Economic Area, further strengthening its immunology pipeline, which includes investigational biosimilars adalimumab, etanercept and rituximab.

•	Alcon strengthened its Surgical pipeline with the acquisition of Transcend Medical, a privately-held company focused on developing minimally-invasive surgical devices to treat glaucoma.

Improve Alcon performance

On January 27, 2016, we outlined delivery milestones for the Alcon turnaround, starting with focusing the division on its core Surgical and Vision Care business. Operational control for the Ophthalmic Pharmaceuticals franchise was transferred on April 1, 2016 to the Pharmaceuticals Division.

Within the newly focused Alcon devices business, we made investments in the first quarter to accelerate innovation and sales, strengthen customer relationships and improve basic operations. We increased M&S in both Surgical and Vision Care, including for new IOL launches and promotional programs behind key contact lens brands. We also initiated multiple projects to improve customer service and supply chain performance.

We expect our investments to improve sales performance later in the year.

Capture cross-divisional synergies

On January 27, 2016, Novartis outlined several initiatives to leverage Group scale to drive even greater efficiency and innovation. These included centralizing our manufacturing operations across divisions within a single Technical Operations unit, and integrating some drug development functions across divisions.

These initiatives are incremental to our existing productivity programs, including synergies delivered by Novartis Business Services (NBS), our cross-divisional services organization, created in 2014 to drive efficiency, standardization and simplification across the Group.

We continued to advance all of our productivity programs in the first quarter, helping to support margins for the group.

•
NBS continued to execute on its priorities in the first quarter. For example, one source of efficiencies delivered was the consolidation of Facilities Services from more than 100 to three key suppliers globally. In addition, NBS continued to scale up the offshoring of transactional services to its five Global Service Centers, and prepare for the rollout of an in-country commercial and medical support platform (expected to start in the second quarter). The cost within the scope of NBS remained stable from the prior-year quarter.

•	In Procurement, we generated approximately USD 0.3 billion in savings by leveraging our scale.

•
We took the first step in centralizing our manufacturing operations in the first quarter with the appointment of Andre Wyss as President, Novartis Operations. The new Technical Operations unit, which aims to optimize capacity planning and lower costs through simplification, standardization and external spend optimization across divisions, is expected to be in place by July 1, 2016. Our manufacturing footprint initiative, which was first launched in 2010, will now be managed by the centralized Technical Operations unit.

•
We increased Group-wide coordination of drug development with the appointment of Vas Narasimhan as the Global Head of Drug Development to help improve resource allocation, technology and standards across divisions. In the first quarter, we also completed the integration of development for the Ophthalmic Pharmaceuticals franchise, which previously was managed by the Alcon Division.

In total, our productivity initiatives generated gross savings of approximately USD 0.5 billion in the first quarter.

Build a higher-performing organization

The company’s focus on quality continued to yield results in the first quarter of 2016. A total of 32 global health authority inspections were completed and closed during the quarter, nine of which were conducted by the FDA. All 32 closed inspections were deemed good or acceptable. The outcome of an ongoing inspection by the Medicines and Healthcare Products Regulatory Agency (MHRA) in the UK is still pending.

Capital structure and net debt

Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns will remain a priority. Strong cash flows and a sound capital structure have allowed Novartis to focus on driving innovation and growth across its diversified healthcare portfolio, while keeping its double-A credit rating as a reflection of financial strength and discipline.

During Q1 2016, 12.1 million treasury shares were delivered as a result of options exercised and share deliveries related to equity-based participation plans of associates. To partially offset the dilutive impact related to such transactions, 4.7 million Novartis shares were repurchased on the SIX Swiss Exchange second trading line and from employees. With these transactions, the total number of shares outstanding increased by 7.4 million in the first quarter of 2016. Novartis aims to further offset the dilutive impact from equity-based participation plans of associates experienced in the first quarter over the remainder of the year through additional share purchases.

As of March 31, 2016, the net debt increased by USD 6.5 billion to USD 23.0 billion, compared to USD 16.5 billion at December 31, 2015. The free cash flow of USD 1.4 billion was primarily used for payments related to the acquisition of businesses, share repurchases and the portfolio transformation transactions. The increase in net debt was driven by the dividend payment of USD 6.5 billion.

The long-term credit rating for the company continues to be double-A (Moody’s Aa3; Standard & Poor’s AA-; Fitch AA).

2016 Outlook

Barring unforeseen events

We confirm our outlook as presented at the beginning of 2016. Group net sales and core operating income are expected to be broadly in line with the prior year (cc), after absorbing the impact of generic competition. Generic competition impact on sales is expected to be as much as USD 3.2 billion compared to USD 2.2 billion in 2015.

These comparisons are versus 2015 continuing operations.

If March average exchange rates prevail for the remainder of 2016, the currency impact for the year would be negative 2% on sales and negative 3% on core operating income. This currency impact versus 2015 results from the continued strength of the US dollar against most currencies.

Summary Financial Performance

Continuing operations1
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Net sales	11 600	11 935	-3	1
Operating income	2 451	2 785	-12	-5
As % of net sales	21.1	23.3
Core operating income	3 261	3 651	-11	-5
As % of net sales	28.1	30.6
Net income	2 011	2 306	-13	-4
EPS (USD)	0.85	0.96	-11	-3
Free cash flow	1 362	1 465	-7

Pharmaceuticals
	Q1 2016	Q1 2015	[2]	% change
	USD m	USD m		USD	cc
Net sales	7 729	7 960		-3	1
Operating income	2 180	2 450		-11	-4
As % of net sales	28.2	30.8
Core operating income	2 602	2 855		-9	-3
As % of net sales	33.7	35.9

Sandoz
	Q1 2016	Q1 2015	[2]	% change
	USD m	USD m		USD	cc
Net sales	2 445	2 444		0	4
Operating income	346	340		2	9
As % of net sales	14.2	13.9
Core operating income	485	483		0	6
As % of net sales	19.8	19.8

Alcon
	Q1 2016	Q1 2015	[2]	% change
	USD m	USD m		USD	cc
Net sales	1 426	1 531		-7	-3
Operating income	31	141		-78	-52
As % of net sales	2.2	9.2
Core operating income	243	382		-36	-26
As % of net sales	17.0	25.0

Corporate
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Operating loss	-106	-146	27	14
Core operating loss	-69	-69	0	-29

Discontinued operations
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Net sales		548
Operating income		12 622
As % of net sales		nm
Core operating loss		-102
As % of net sales		-18.6

Total Group3
	Q1 2016	Q1 2015	% change
	USD m	USD m	USD	cc
Net income	2 011	13 005	-85	-83
EPS (USD)	0.85	5.40	-84	-83
Free cash flow	1 362	1 226	11

1 Continuing operations include the businesses of Pharmaceuticals, Sandoz and Alcon and starting on March 2, 2015 the results from the oncology assets acquired from GSK and the 36.5% interest in the GSK Consumer Healthcare Holdings (the latter reported as part of income from associated companies). See page 32 of the Condensed Interim Financial Report for full explanation.
2 In compliance with IFRS, Novartis updated its segment financials to reflect the new divisional structure announced on January 27, 2016, to aid comparability of year-on-year results.
3 Total Group net income and EPS include in the prior year the impact of the exceptional divestment gains and the operating results of the discontinued operations. Total Group free cash flow comprises the free cash flow from continuing operations and discontinued operations.

A condensed interim financial report with the information listed in the index below can be found on our website at http://hugin.info/134323/R/2005327/740645.pdf.

Novartis Q1 2016 Condensed Interim Financial Report – Supplementary Data

Disclaimer

This press release contains forward-looking statements that can be identified by words such as “guidance,” “growth products,” “continues,” “launches,” “accelerate,” “ramping up,” “innovation,” “momentum,” “initiatives,” “growth plan,” “underway,” “on track,” “expected,” “plan,” “confident,” “long-term,” “prospects,” “pipeline,” “priorities,” “ongoing,” “progress,” “continued,” “growth drivers,” “focus,” “encouraging,” “planned,” “Breakthrough Therapy,” “investigational,” “expect,” “later in the year,” “pending,” “will,” “priority,” “aims,” “outlook,” “would,” “plans,” “launch,” “submitted,” “contingent,” “launched,” “seeking,” “upcoming,” “explore,” “potential,” or similar terms, or by express or implied discussions regarding potential new products, potential new indications for existing products, or regarding potential future revenues from any such products; potential shareholder returns or credit ratings; or regarding any potential financial or other impact on Novartis or any of our divisions of the strategic actions announced in January 2016 to focus our divisions, integrate certain functions and leverage our scale; or regarding any potential financial or other impact on Novartis as a result of the creation and operation of NBS; or regarding the potential financial or other impact on Novartis of the transactions with GSK, Lilly or CSL; or regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward looking statements. There can be no guarantee that any new products will be approved for sale in any market, or that any new indications will be approved for any existing products in any market, or that any approvals which are obtained will be obtained at any particular time, or that any such products will achieve any particular revenue levels. Nor can there be any guarantee that Novartis will be able to realize any of the potential strategic benefits, synergies or opportunities as a result of the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL. Neither can there be any guarantee that Novartis or any of the businesses involved in the transactions will achieve any particular financial results in the future. Neither can there be any guarantee that shareholders will achieve any particular level of shareholder returns. Nor can there be any guarantee that the Group, or any of its divisions, will be commercially successful in the future, or achieve any particular credit rating. In particular, management’s expectations could be affected by, among other things: unexpected regulatory actions or delays or government regulation generally; the potential that the strategic benefits, synergies or opportunities expected from the strategic actions announced in January 2016, the creation and operation of NBS, or the transactions with GSK, Lilly and CSL may not be realized or may take longer to realize than expected; the inherent uncertainties involved in predicting shareholder returns or credit ratings; the uncertainties inherent in research and development, including unexpected clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products which commenced in prior years and continues this year; unexpected safety, quality or manufacturing issues; global trends toward health care cost containment, including ongoing pricing pressures, in particular from increased publicity on pharmaceuticals pricing; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation and investigations regarding sales and marketing practices, government investigations and intellectual property disputes; general economic and industry conditions, including uncertainties regarding the effects of the persistently weak economic and financial environment in many countries; uncertainties regarding future global exchange rates, including the continued increases in value of the US dollar, our reporting currency, against a number of currencies; uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; uncertainties regarding potential significant breaches of data security or disruptions of our information technology systems; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

All product names appearing in italics are trademarks owned by or licensed to Novartis Group Companies. Neulasta® is a registered trademark of Amgen Inc. Seretide® is a registered trademark of GlaxoSmithKline Ltd. Remicade® and Stelara® are registered trademarks of Janssen Biotech, Inc. Jakafi® is a registered trademark of Incyte Corporation.

About Novartis
Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2015, the Group achieved net sales of USD 49.4 billion, while R&D throughout the Group amounted to approximately USD 8.9 billion (USD 8.7 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 118,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

Important dates

May 24-25, 2016	Meet Novartis Management investor event in Basel, Switzerland
July 19, 2016	Second quarter results 2016
October 25, 2016	Third quarter results 2016